File Number:       57529-0003-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 7, 2007

BY COURIER AND FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549

Attention:       Mr. Dennis C. Hult, Staff Accountant

Dear Mr. Hult:

MIV Therapeutics, Inc. (the "Company")
Form 8-K
SEC File No. 0-30453

We write on behalf of the Company in response to the letter of November 6, 2007 from the Securities and Exchange Commission (the "Commission") in connection with the amendment to the Company's financial statements for the period ended February 28, 2007 included in the Company's amended Form 10-QSB for the period ended February 28, 2007 filed with the Commission on October 23, 2007.

On behalf of the Company we are now pleased to enclose herewith a copy of the Form 8-K filed by the Company on November 7, 2007 with the Commission, via the EDGAR system, relating to the amendment to such financial statements.

We trust the foregoing to be in order, however, should you require any further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

TJD/msp
Enclosure

ec.       MIV Therapeutics, Inc.; Attn: Patrick McGowan, Chief Financial Officer